SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act
of 1933, as amended, and the General Rules and Regulations thereunder, a Registration
Statement on Form N-14, SEC File No. 333-
149779, was filed on March 18, 2008. This filing relates to Agreement and Plan of Reorganization whereby American Independence Short-Term Bond
Fund (the Surviving Fund) of American Independence
Funds Trust acquired all of the assets and known liabilities of the FFTW Limited Duration Portfolio
(an Acquired Fund) of the FFTW Funds, Inc., in exchange for shares of the Surviving Fund. Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired Fund in complete liquidation and termination of the Acquired Fund. As a result, effective June 13, 2008, each shareholder of the Acquired Fund became the owner of Surviving
Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving Fund was approved by the Surviving Fund's
Board of Directors at a Special Meeting
held on January 8, 2008 and by the
Acquired Fund's Board of Trustees at their
Regular Meeting held on December 14, 2007;
and were also approved by the Acquired Fund's shareholders at a Special Meeting held on June 13, 2008.

The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive Prospectus/Proxy
 Statement filed with the SEC on March 18, 2008.